TERYL RESOURCES CORP.
LINUX GOLD CORP.

J O I N T N E W S R E L E A S E

Teryl Resources Corp./Linux Gold Corp.

TSX Venture Exchange: TRC
OTCBB: LNXGF

PLACER GOLD TARGETS IDENTIFIED ON THE FISH CREEK PROPERTY,
FAIRBANKS MINING DISTRICT, ALASKA

For Immediate Release: December 2, 2003, Fairbanks, Alaska– Teryl Resources Corp. (the “Company”) (TSX Venture Exchange: TRC.V) / Linux Gold Corp. (OTCBB: LNXGF) announces that a ground magnetic survey was completed on the Fish Creek property on November 20, 2003 on the right limit (east) side of Fish Creek Valley, approximately 600 – 700 feet down-valley from the toe of the Fort Knox mine fresh water supply dam. Extremely high grade gold placer accumulations were encountered in a narrow right-limit channel during excavation of the Fort Knox mine fresh water dam site but their extent and grade downstream on the Fish Creek property has never been explored. A two-person crew, consisting of James Munsell, from Avalon Development and equipment operator, Kerry Adler from On-Line Exploration Services, Inc. conducted the survey. This was orientation survey to test the right limit bench for a suspected buried placer gold-bearing channel east of Fish Creek. Surveys of this type have been successful in locating elevated magnetic field intensities associated with heavy, magnetic mineral concentrations often associated with placer gold accumulations.

The field survey consisted of two lines with 200-foot line spacing and 10-foot station spacing, which appears provide sufficient detail to extrapolate magnetic data between lines. Total field and vertical gradient magnetic have a good correlation, suggestive of adequate base station data. Signatures from the two traverses are interpreted to cross five features, of which three have the possibility of being associated with alluvial concentrations various characteristics.

The two anomalies recommended for physical testing are those indicative of alluvial heavy magnetic mineral concentration encountered on the west side of Lines 100N and 300N, just east of Fish Creek, and the strong anomaly on the eastern extent of Line 300N. Depth estimates for these targets, are generally 8 to 12 feet.

Avalon Development, Teryl’s Consultant has recommended a program of additional ground magnetics followed by trenching and/or large-diameter auger drilling to evaluate the two most promising alluvial gold targets in early 2004.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson	Contact: John Robertson
President	800-665-4616

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

Statements in this press release regarding Teryl’s and Linux’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

3011- 11871 Horseshoe Way, Richmond, B.C. V7A 5H5
Phone: 604-278-5996    Fax: 604-278-3409    Toll Free: 800-665-4616    www.terylresources.com